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                             September 19, 2022

       Rafael Museri
       Chief Executive Officer
       Selina Hospitality PLC
       6th Floor, 2 London Wall Place
       Barbican, London EC2Y 5AU
       England

                                                        Re: Selina Hospitality
PLC
                                                            Registration
Statement of Form F-4
                                                            Submitted August 9,
2022
                                                            CIK No. 0001909417

       Dear Mr. Museri:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

       Form F-4 filed on August 9, 2022

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations of
       Selina
       Key Metrics, page 193

   1. Please refer to your response to comment 3. Based on your response, it appears that your business model allows
you to flex the number of beds in a given room, and charge
                                                        variable rates based on
the type of room rented (e.g. private versus shared room). Given this variability in
your business model, it seems that a total daily revenue per bed metric would potentially allow
an investor to understand how your ability to sell beds under your flex model contributes
to your revenue drivers. It also appears that a total daily revenue
 Rafael Museri
Selina Hospitality PLC
September 19, 2022
Page 2
         per bed metric would enhance your bedspace metric, providing insight into how occupancy affected food and beverage sales by quantifying the actual number of beds occupied in the period. Please revise to also present a total daily revenue per occupied bed measure or explain how your current measure captures the variability in your business model.


2. Please refer to the response to comment 3. In your response, you explain why you include temporarily out-of-order bedspaces in the total bedspaces metric but exclude those bedspaces from the occupancy metric. Please explain to us in greater detail why you believe excluding temporarily out-of-order bedspaces from occupancy is appropriate. In your response, please address if you believe calculating total bedspaces and occupancy using different methodologies is confusing to readers and how you arrived at that conclusion. In that regard, we note that a calculation of occupied bedspaces derived from total bedspaces and occupancy would potentially be overstated. In addition, please revise your disclosures to discuss under what circumstances bedspaces are deemed to be temporarily out-of-order, and the number of bedspaces were determined to be out of order in each period.
Non-IFRS Financial Measures, page 202

3. We continue to consider your response to our prior comment 5 and may have additional comments.
Registration Statement on Form F-4

May the Sponsor and the other Initial Stockholders purchase public shares . . .., page 17

4. We note your response to comment 1 and your revised disclosure that the Initial
         Stockholders, Selina and/or its affiliates may enter into transactions with investors and others to provide them with incentives to acquire shares of BOA Class A Common Stock or vote their shares in favor of the Business Combination Proposal. Please provide us your analysis regarding how such transactions would comply with the requirements of
         Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules
         Compliance and Disclosure Interpretation 166.01 for guidance.
PIPE Subscription Agreement, page 256

5. We note your response to comment 7. However, your disclosure in the filing has not been revised. Please clarify whether the backstop agreement provides Bet on America LLC
FirstName LastNameRafael Museri
       with the right, or option, to sell back the shares that it received in exchange for the
Comapany    NameSelina
       backstop           Hospitality
                  financing to Selina PLC
                                      following the completion of the business
combination.
       Also19,
September    file2022
                  the backstop
                       Page 2 agreement as an exhibit to the registration
statement.
FirstName LastName
 Rafael Museri
FirstName LastNameRafael  Museri
Selina Hospitality PLC
Comapany 19,
September NameSelina
               2022    Hospitality PLC
September
Page 3    19, 2022 Page 3
FirstName LastName
Exhibits

6. We note that your forum selection provision in exhibit 3.2 identifies the Court of
         Chancery of the State of Delaware as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or
         Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
Section 22 of the
         Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.
General

7. We note your response to comment 10. Please reconcile your disclosure on page 50 that
         UBS did not prepare any material that has been provided to the PIPE investors with your disclosure on page 121 that beginning in July 2021 UBS prepared the PIPE presentation.
8.       We note your response to comment 11. Please also disclose whether BofA or UBS
         assisted in the preparation or review of any materials reviewed by BOA s board of directors or management as part of their services to Selina and/or BOA and whether BofA and UBS have withdrawn their association with those materials and notified BOA of such disassociation.
9.       We note your response to comment 12. Other than BofA   s letter dated
July 7, 2022 and
         UBS   s letter dated August 1, 2022, please provide us with any
correspondence between
         BofA Securities and Selina and between UBS and Selina relating to the
firms    resignation.
       You may contact Paul Cline at (202)551-3851 or Robert Telewicz at
(202)551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202)551-3713 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Real
Estate & Construction
cc:      Ben Stein